Eletrobrás 

DFR
Av. Presidente Vargas, 409 - 9° andar
20071-003 - Rio de Janeiro - RJ - BR
Tel.: (21) 2514-6326 - Fax: (21) 2242-2694

CTA-DFR-4270/03
Ref.


03050867


Eletrobrás
TRABALHANDO COM ENERGIA

Rio de Janeiro, May 7th, 2003

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 – USA

SUPPL

At.: Division of Corporation Finance

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT TO SHAREHOLDERS published on May 7th, 2003.

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department



ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT TO SHAREHOLDERS

We hereby inform our Shareholders and the market that according to the decision of the Administration of Eletrobrás, the payment of the dividends relating to the fiscal year of 2002 will be made as of May 12th, 2003, for the shareholders filed on April 30th, 2003. According to the legislation in force and Eletrobrás by-Laws, such credit is being increased by the variation of SELIC rate until the date of the payment:

TYPE OF SHARES	VALUE ON 12.31.02 R$	VALUE ON 05.25.03 R$
	PER THOUSAND SHARES	PER THOUSAND SHARES
COMMON	0.50692529	0.55030880
PREFERRED "A"	3.06784733	3.33039890
PREFERRED "B"	2.30088550	2.49779920

Payment Conditions:

a) According to the law, the above payment will be made with a 20% Income tax discount, on the variation of the Selic rate, in accordance with legislation;

b) The retention of income tax relating to the remuneration by SELIC rate will be applied to all shareholders, except to companies which provide evidence of immunity or tax exemption, according to Brazilian tax legislation;

c) The payment will be credited at Banco Itaú, the custodian institution of ELETROBRÁS' shares, in the account of the shareholder who holds an account or who proves his condition as shareholder;

d) The interest on capital of the shareholder whose files are not updated, will be available on the 3rd working day counted from the date they are updated at the electronic files of Banco Itaú SA;

e) The shareholders who use fiduciary custody will be credited according to procedures adopted by the São Paulo Stock Exchange;

f) The shareholders whose shares are not nominative (ações ao portador) will have to present themselves at an agency of Banco Itaú S.A., in order to convert these share into share certificates and make them subject to the payment of dividends;

g) More information can be obtained at Banco Itaú agencies, listed below, or through the following phone: (11) 5029-7777, during banking hours.

The attendance agencies are:

São Paulo (SP)	Rua XV de Novembro, 318 – térreo
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 – subsolo
Salvador (BA)	Av. Estados Unidos, 50 - 2º andar
Curitiba (PR)	Rua João Negrão, 65
Porto Alegre (RS)	Rua Sete de Setembro, 746 – s/loja
Belo Horizonte (MG)	Rua João Pinheiro, 195 mezanino
Brasilia (DF)	SCS Quadra 3 – térreo – Ed. Dona Ângela

Rio de Janeiro, May 6, 2003.

ALEXANDRE MAGALHÃES DA SILVEIRA
Financial and Investor Relations Director

C:\Meus documentos\DIVID\Announcement payment Dividend 2002.doc